Exhibit 99.2

Management’s Discussion and Analysis

For the three month period ended March 31, 2015

As of May 14, 2015

TABLE OF CONTENTS

Preliminary Notes and Introduction	3
Overview	5
Prairie Creek Project	6
Newfoundland Properties	10
Metal Prices	10
Outlook	11
Summary of Quarterly Results	12
Review of Financial Results	12
Liquidity, Financial Condition and Capital Resources	13
Financing - Use of Proceeds	14
Outstanding Share Data	14
Off-Balance Sheet Arrangements	14
Transactions Between Related Parties	15
Critical Accounting Estimates and Judgments	15
Financial Instruments	17
Disclosure Controls and Procedures	18
Risk Factors	19
Dividends and Distributions Policy	28
Additional Information	29

PRELIMINARY NOTES AND INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”), dated May 14, 2015, focuses upon the activities, results of operations, liquidity, financial condition and capital resources of Canadian Zinc Corporation (the “Company” or “Canadian Zinc” or “CZN”) for the three month period ended March 31, 2015 compared to those of the previous year. In order to better understand the MD&A, it should be read in conjunction with the Company’s unaudited interim consolidated financial statements and notes thereto for the three month period ended March 31, 2015 and the audited consolidated financial statements and notes thereto for the years ended December 31, 2014 and 2013.

The Company’s unaudited interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company’s audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The Company reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

The Company is considered to be in the exploration and development stage given that its exploration properties are not yet in production and, to date, have not earned any significant revenues. The recoverability of amounts shown for exploration and evaluation assets on the Company’s balance sheet is dependent on the existence of economically recoverable mineral reserves, obtaining and/or maintaining the necessary permits to operate a mine, obtaining the financing to complete development and construction and future profitable mine production.

Cautionary Note Regarding Forward-Looking Statements: This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” with the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements in this MD&A include statements with respect to:

•	the Company’s planned/proposed Prairie Creek Mine operations, which includes future mine grades and recoveries;
•	the Company’s plans for further exploration at the Prairie Creek Mine and other exploration properties;
•	future cost estimates pertaining to further development of the Prairie Creek Mine and items such as long-term environmental reclamation obligations;
•	financings and the expected use of proceeds thereof;
•	the completion of financings and other transactions;
•	the outlook for future prices of zinc, lead and silver; and
•	the impact to the Company of future accounting standards and discussion of risks and uncertainties around the Company’s business.

Words such as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”, or similar expressions, are intended to identify forward-looking statements. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995.

Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties which could cause actual results or events to differ materially from those reflected in the forward-looking statements, including risks relating to, among other things: mineral reserves, mineral resources (including with respect to the size, grade and recoverability of mineral resources), results of exploration, reclamation and other post-closure costs, capital and construction costs, mine production costs, the timing of exploration, development and mining activities, and the Company’s financial condition and prospects not being consistent with the Company's expectations, changes in general economic conditions and conditions in the financial markets; changes in demand and prices for the minerals the Company expects to produce; inability to obtain and/or maintain permits or approvals; litigation; legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates; technological and operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations) encountered in connection with the Company’s activities; unavailability of materials and equipment, and the sources of such items; labour relations matters, industrial disturbances or other job action; inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; changing interest and foreign exchange rates; unanticipated events related to health, safety and environmental matters, political risk, social unrest, and changes in general economic conditions or conditions in the financial markets and other matters discussed under “Risk Factors” herein and under “Management’s Discussion and Analysis for the year ended December 31, 2014 - Liquidity, Financial Condition and Capital Resources and Review of Financial Results.”

These forward-looking statements are based on certain assumptions which the Company believes are reasonable, including that current zinc, lead, silver and other commodity prices will be sustained, or will improve; the proposed development of the Company's mineral projects will be viable operationally and economically and proceed as expected; any additional financing required by the Company will be available on reasonable terms; that general business and economic conditions will not change in a materially adverse manner; that all necessary governmental approvals for the planned exploration on the Prairie Creek Project will be maintained on acceptable terms; and the Company will not experience any material accident, labour dispute or failure of plant or equipment.

The above list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statements that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

Readers should be aware that historical results are not necessarily indicative of future performance; actual results will vary from estimates and variances may be significant.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated or Inferred Resources: The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company uses certain terms in this MD&A, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F or Form 20-F which may be secured from Canadian Zinc, or from the SEC’s website at www.sec.gov. “Inferred mineral resources” have significant uncertainty as to their existence, and as to their economic feasibility. United States investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable. It cannot be assumed that all or any part of an inferred mineral resource would ever be upgraded to a higher category. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves.

Cautionary Note: Mineral Resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that all or any part of an inferred mineral resource will ever be upgraded to a measured or indicated mineral resource or to a mineral reserve.

Additional information about the Company, including the Company’s Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.canadianzinc.com. Information is also available through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov.

Qualified Person: Alan Taylor, P.Geo., Vice President of Exploration, Chief Operating Officer and Director of the Company, who is a Non-Independent Qualified Person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), has prepared, supervised the preparation of or reviewed, the parts of this MD&A that are of a scientific or technical nature.

OVERVIEW

Canadian Zinc Corporation currently exists under the Business Corporations Act (British Columbia). The Company was incorporated in British Columbia, Canada, on December 16, 1965, under the Companies Act of British Columbia. On June 16, 2004, the Company's shareholders adopted new Articles to bring the Company's Charter documents up to date and into conformity with the new Business Corporations Act (British Columbia).

The address of the Company’s registered office is Suite 1710, 650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “CZN” and on the OTCQB under the symbol “CZICF”.

Prairie Creek Mine

The Company’s key project is the 100%-owned Prairie Creek Mine, an advanced-staged, permitted, partially developed zinc-lead-silver property, located in the Northwest Territories, Canada (the “Prairie Creek Property”, “Prairie Creek Project” or “Prairie Creek Mine”).

The Prairie Creek Mine already has extensive infrastructure in place including five kilometres of underground workings on three levels, a 1,000 ton per day mill, a fleet of heavy duty and light duty surface vehicles, three surface exploration diamond drill rigs, camp accommodation, maintenance and water treatment facilities and a 1,000 metre long gravel airstrip. The Company has obtained all the significant regulatory permits and social licences required to complete construction and development at the mine site and a winter access road to allow commencement of mining and milling at Prairie Creek.

Canadian Zinc’s primary objective is to bring the Prairie Creek Mine into production at the earliest opportunity and in pursuit of that objective to complete ongoing optimization, planning and engineering for incorporation into feasibility studies to secure the necessary financing to rehabilitate, upgrade and modernize the Mine, including the processing plant and other site infrastructure.

Preliminary Feasibility Study - 2012

A Preliminary Feasibility Study (“PFS”), completed by SNC-Lavalin Inc. in 2012, projected a mining rate of 1,400 tonnes per day, with mill throughput, after dense media separation, of 1,000 tonnes per day, to produce an average annual output of approximately 60,000 tonnes of zinc concentrates and 60,000 tonnes of lead concentrates, containing approximately 76 million pounds of zinc, 90 million pounds of lead and 2.2 million ounces of silver per year, for a projected mine life of 11 years.

The PFS was based on a Mineral Reserve of 5.2 million tonnes averaging 9.4% zinc, 9.5% lead and 151 g/t silver, calculated from a Mineral Resource of 5.4 million tonnes averaging 10.8% zinc, 10.2% lead and 160 g/t silver and an Inferred Resource of 6.2 million tonnes averaging 14.5% zinc, 11.5% lead, 0.57% copper and 229 g/t silver. (Technical Report AMC Mining Consultants (Canada) Ltd., June 2012, Revised July 2014).

The PFS results indicated a net present value, pre-tax, of $253 million (post-tax of $155 million), using an 8% discount, with an internal rate of return of 40.4% (post-tax of 31.7%) and a payback period of three years (post-tax period of three years) and estimated that, depending on final design and operating permit conditions, the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will aggregate $160 million plus a contingency of $33 million for a total of $193 million.

The PFS included a number of recommendations for further work and studies to optimize the Prairie Creek Project, including detailed mine planning, construction engineering, transport efficiencies, reducing start-up time and addressing working capital requirements.

Optimization 2014/2015

In order to address the recommendations of the PFS, and move the Prairie Creek Project towards full feasibility for financing, Canadian Zinc embarked on a series of optimization projects in late 2013 which are anticipated to be completed later this year. The main objectives have been to improve the project economics by increasing the mine life; defining, with feasibility level accuracy, the capital cost required to place the mine into production; refining the projected costs to operate the mine; and developing a transportation plan and marketing strategy for all of the Prairie Creek concentrate production.

Lead / Zinc Exploration in Central Newfoundland

Canadian Zinc owns an extensive mineral land package in central Newfoundland covering three large Volcanogenic Massive Sulphide (“VMS”) projects with known mineral deposits and excellent exploration potential, including the South Tally Pond Project, which hosts the Lemarchant deposit; the Tulks South Project, which hosts the Boomerang and Domino deposits and the Hurricane and Tulks East prospects; and the Long Lake Project.

The Company’s exploration strategy in Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a stand-alone mine, similar to the past-producing mine at Buchans or the Duck Pond mine, or a number of smaller deposits that could be developed simultaneously and processed in a central milling facility.

PRAIRIE CREEK PROJECT

The Company’s immediate objective for the Prairie Creek Project is to complete ongoing optimization, planning and engineering for incorporation into feasibility studies considered necessary to secure the financing to complete the development and construction of the project and to place the mine into production.

Positive Results from the Underground Diamond Drill Program

The mining contract for the initial underground exploration and development program at the Prairie Creek Mine was awarded to Procon Mining and Tunneling Ltd. (“Procon”) in October 2014.

Procon is currently carrying out an underground diamond drill program at the Prairie Creek Mine with the objective of testing for new areas of mineralization in proximity to the mine workings and increasing the life of the mine by converting part of the currently Inferred Resource to an Indicated category. The drilling is planned on four, 50-metre spaced sections and will comprise about 6,000 metres of diamond drill coring. Following the completion of the drill program, the results will be evaluated for potential inclusion into an updated mine plan to be incorporated into the updated preliminary feasibility study.

Assays have been received for the first four drill holes of the current underground drill program from the underground drill station #8, in the 870m decline tunnel on section 51000N.

In this particular area of the mine, the mineralization occurs either in the Main Quartz Vein (“MQV”), which is a high-grade, steeply dipping, fault structure that hosts the majority of the defined reserves and resources or in the Stockwork Zone (“STK”), which is a series of narrow high-grade veins occurring at an oblique angle to the MQV. All four holes intercepted the anticipated hosting structures and significant MQV and STK mineralization.

Highlights of Drilling

•	The MQV structure was intersected in all four holes. Hole PCU-15-53 returned the highest grade intercept of 27.5% Pb, 30.5% Zn, 289 g/t Ag over an estimated true width of 3.03 metres.

•
Multiple intercepts of STK mineralization were also intersected in all holes in the footwall of the MQV structure, except for PCU-15-54, which had to be abandoned in the MQV prior to penetrating the footwall rocks.

•
The best STK intercept occurred in PCU-15-52 which assayed 7.2% Pb, 11.9% Zn, 89 g/t Ag over an estimated true width of 3.63 metres, and with other narrower intercepts with grades over 20% zinc or lead in three of the four holes.

•	The multiple intercepts of STK mineralization occur mostly outside, but adjacent to, the calculated Indicated Resource and this information will add to the STK database and improve resource modelling.

Assay results from the first four holes were published in the company’s Press release dated May 5, 2015.

These initial four holes cover only the upper 300m panel of the mine resource on the 51000N section. The next three deep holes also from this section are awaiting analytical results.

Drilling is presently continuing on the third hole of a proposed ring of six holes on the adjacent 51050N section from underground drill station #9 in the decline tunnel of the 870m Level.

New Block Model and Mine Plan Developed

During 2014, the Company engaged AMC Mining Consultants (“AMC”) to undertake an underground optimization study of the mine with a view to reducing the initial cost of mine development, improving the mining methods, minimize mine operating costs and incorporate results of exploration drilling programs not recently included into an updated mineral resource estimate. AMC also undertook a number of underground mine studies, including a geotechnical assessment to determine the optimum mining methods for use in the design of the new mine plan, and underground ventilation and backfill studies were also completed.

AMC completed a geotechnical analysis of the existing underground workings and concluded that longhole stoping methods were a viable and preferable mining method for the project. The longhole stoping is expected to reduce operating costs and increase mine productivity when compared to the cut and fill method proposed in the PFS from 2012.

A new mineral resource estimate, completed by AMC in March 2015, has demonstrated an increase in overall resource tonnages in the Indicated and the Inferred categories. The new mineral resource updates the previous resource estimate reported in June, 2012, which was incorporated into the PFS.

The new resource estimate is based on a newly constructed and revised and more detailed geological wireframe block model, developed over the past year, which defines and constrains the mineralized system for inclusion in the new mine plan. The new resource estimate also includes results from additional drilling and underground sampling not included in previous estimates.

New Mineral Resource Highlights

The new March 2015 Mineral Resource estimate has demonstrated an increase in the overall tonnage of measured and indicated resources. The new updated estimate, with increases in both the vein and stockwork tonnages in the indicated category, will increase the life-of-mine potential compared to the 2012 resource estimate.

•	Total Measured and Indicated Resource tonnages increased by 21% to 6.5 million tonnes at combined grade of approximately 20% Pb and Zn with approximately 150 g/t Ag, details of which include:

o	an 11% increase in Vein tonnage to 4.1 M tonnes grading 12.4% Pb, 11.2% Zn, 199 g/t Ag;

o	an increase in Stockwork tonnage to 1.4 M tonnes grading 4.0% Pb, 7.1% Zn, 63 g/t Ag from the previous stockwork estimate of 410,000 tonnes grading 3.7% Pb, 7.7% Zn, 69 g/t Ag;

o
a more constrained classification of Stratabound mineralization has shifted the previously reported tonnage from the Measured category to the Indicated category and decreased the tonnage by 17% to 1.1 M tonnes grading 5.4% Pb, 10.8% Zn, 55 g/t Ag.

•	Total Inferred Resource tonnages increased by 13% to 7.1 M tonnes grading 9.6% Pb, 11.7% Zn, and 177 g/t Ag from 6.2 M tonnes grading 11.5% Pb; 14.5% Zn; and 229 g/t Ag.

The following table shows the detail of the 2015 Mineral Resource estimate by resource category and mineralization style.

PRAIRIE CREEK RESOURCE ESTIMATE: MARCH 2015
	TONNES	Zn %	Pb %	Ag g/t
MAIN QUARTZ VEIN (MQV)
MEASURED	1,279,000	13.2	11.6	211
INDICATED	2,850,000	10.2	12.8	193
TOTAL MQV MEASURED & INDICATED	4,129,000	11.2	12.4	199
TOTAL MQV INFERRED	6,132,000	12.6	10.4	195

STOCKWORK (STK)	TONNES	Zn %	Pb %	Ag g/t
MEASURED	0	0.0	0.0	0
INDICATED	1,400,000	7.1	4.0	63
TOTAL STK MEASURED & INDICATED	1,400,000	7.1	4.0	63
TOTAL STK INFERRED	790,000	4.7	4.0	61

STRATABOUND (SMS)	TONNES	Zn %	Pb %	Ag g/t
MEASURED	0	0.0	0.0	0
INDICATED	1,059,000	10.8	5.4	55
TOTAL SMS MEASURED & INDICATED	1,059,000	10.8	5.4	55
TOTAL SMS INFERRED	156,000	11.0	6.6	63

Notes: Estimated at a cut-off grade of 8% Zn-Eq based on prices of US$1.00/lb for both zinc and lead and US$20/oz for silver, with average processing recovery factors of 78% for Zn, 89% for Pb and 93% for Ag, and average payables of 85% for Zn, 95% for Pb and 81% for Ag.

The March 2015 Prairie Creek mineral resource estimate was completed by AMC Mining Consultants Ltd. (“AMC”) [Gregory Z. Mosher P.Geo., and J. Morton Shannon, P.Geo., Qualified Persons (“QPs”), as defined by NI 43-101]. AMC also completed the previous mineral resource estimate in 2012.

Engineering and Construction

The contract tendering and procurement process, managed by Tetra Tech, is nearly complete and has been an important phase of the Prairie Creek Project that refines and augments the design work completed previously and will generate definitive estimates for a large portion of the capital cost required to place the Prairie Creek Mine into operation.

Negotiations with vendors are being finalized and the Company expects to be able to compile the complete capital cost estimate for inclusion into an updated preliminary feasibility study targeted to be completed later in the year.

Transportation Studies – Evaluation of Possible All Season Road

Canadian Zinc has been working with a number of experts in the transportation business to identify optimum transportation routes and methods, along with the associated costs. The transportation plan utilized in the 2012 PFS envisaged the use of the access road from the mine site to the Liard Highway only in the winter months of each year, both for the outbound transportation of concentrates and for the inbound transportation of equipment and supplies, including diesel fuel. This winter road plan would necessitate a large investment in working capital to finance consumables and supplies and also a large build up in concentrate inventory awaiting transportation and sale, and would also involve a major mobilization and logistical exercise.

Accordingly, in pursuit of possible improved economics, consideration is now being given to the construction and use of an all season road which would enable the transportation of both supplies and concentrates in smaller volumes spread throughout the year.

An all season road would also have the potential to reduce energy costs and would enable the consideration of more environmentally-friendly alternative energy sources, as local gas fields in the area may be producing LNG in the near future, which could reduce the Mine’s reliance on diesel fuel. An all season road would also have environmental benefits in that there would be much less traffic in winter, and therefore a lower risk of any accidents or spills, and would also provide the potential to promote tourism in the area and thus create long term benefits for the region.

Incorporation of an all season road for future operations would have significant financial implications, both in additional capital cost but also in potential savings and lower finance costs. The Company is currently finalizing the design and cost estimates of a potential all season road for inclusion into the capital cost schedule of the Prairie Creek Project, along with incorporating the consequent reduction in operating costs.

In April 2014, the Company submitted an application to the Mackenzie Valley Land and Water Board and to Parks Canada for Land Use Permits to permit the possible future upgrade of the current winter access road to all season use. The application for permits for an all season road is presently in Environmental Assessment before the Mackenzie Valley Review Board (“MVRB”). In June 2014, the Company presented a Developer’s scoping document to local affected communities and organizations.

A helicopter supported field program was completed along the road corridor in July 2014 to initially assess and gather additional data in support of the permit application for an all season road. In September 2014, Canadian Zinc, along with consultants from Allnorth, Hatfield Consultants Partnership and Golder & Associates, completed a larger phase helicopter-supported engineering and environmental field studies. Engineering studies were focused on confirming the optimum alignment, determining the location and nature of stream crossings, and a geotechnical investigation and sampling of areas of potential permafrost occurrence or instability, as well as locating borrow sources. Environmental studies consisted of a caribou occupancy wildlife survey, habitat data collection at fish-bearing stream crossings, vegetation assessment and surface water and stream sediment sample collection.

In April 2015, Canadian Zinc submitted its Developer's Assessment Report to the MVRB. This document has been posted on the public registry of the MVRB and has been distributed to interested parties as part of the regulatory process.

The Company anticipates the environmental assessment and permitting process for this all season road application will take approximately one year to complete.

Concentrate Marketing

In 2014 the Company engaged Cliveden Trading AG, an international metal trading and advisory company based in Switzerland, (“Cliveden”) to formulate a comprehensive market assessment and marketing strategy for all concentrate production and advise CZN on commercial and marketing matters. Cliveden has identified multiple smelter destinations and is developing marketing strategies as well as advising on expected treatment charges and penalties for the Prairie Creek concentrates.

The Company’s goal is to obtain firm indications of off-take interest, for both lead and zinc concentrates, from a select group of smelters identified by Cliveden. These indications along with the expected treatment charges and penalties identified by Cliveden will be incorporated into the updated preliminary feasibility study.

Metallurgcal studies are also being carried out to further optimize and update the proposed mill flow-sheet with the objective of improving the quality of the concentrates by enhancing recoveries and reducing deleterious elements. The zinc concentrate to be produced from Prairie Creek is expected to contain relatively high levels of mercury and the potential reduction of this deleterious element will enable the zinc concentrate to be treated in a greater number of zinc smelters.

These studies are on-going and include lab testing using new and different re-agents combined with trade-off evaluations of projected economics to better determine optimum concentrate specifications and payability of the contained metals. The results of these metallurgical studies will be incorporated into the updated preliminary feasibility study.

NEWFOUNDLAND PROPERTIES

Canadian Zinc owns an extensive land package in central Newfoundland that includes three VMS projects, each with defined deposits, which are being explored by Canadian Zinc. Key deposits on each project are listed below:

South Tally Pond Project - Lemarchant deposit; Indicated Mineral Resource of 1.24 million tonnes grading 5.38% zinc, 0.58% copper, 1.19% lead, 1.01 g/t gold and 59.17 g/t silver plus an additional Inferred Mineral Resource of 1.34 million tonnes grading 3.70% zinc, 0.41% copper, 0.86% lead, 1.00 g/t gold and 50.41 g/t silver (Giroux Consultants 2012);

Tulks South Project - Boomerang-Domino deposit: Indicated Mineral Resource of 1.36 million tonnes grading 7.1% zinc, 3.0% lead, 0.5% copper, 110 g/t silver and 1.7 g/t gold plus an additional Inferred Mineral Resource of 0.69 million tonnes grading 6.5% zinc, 2.8% lead, 0.4% copper, 95 g/t silver and 1.0 g/t gold (Snowden 2007); and the Hurricane and Tulks East prospects; and

Long Lake Project - Long Lake deposit: Indicated Mineral Resource of 0.48 million tonnes grading 7.8% zinc, 1.6% lead, 0.97% copper, 49 g/t silver and 0.57 g/t gold plus an additional Inferred Mineral Resource of 78,000 tonnes grading 5.7% zinc, 1.2% lead, 0.7% copper, 34 g/t silver and 0.48 g/t gold (SRK, 2012).

The Company’s exploration strategy in Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a stand-alone mine, similar to the past-producing mine at Buchans or the Duck Pond mine, or a number of smaller deposits that could be developed simultaneously and processed in a central milling facility.

METAL PRICES

Zinc and lead prices were stronger during the first quarter as the forecast imbalance between demand and supply, began to take hold. Zinc continued to rise and touched US$1.10/lb. while LME inventories have continued to fall, down 18% year-to date and are now below 470,000 tonnes. Lead prices and inventories showed a similar pattern with lead rising to near US1.00 and inventories falling to 171,000 tonnes, down 23% year-to-date.

Wood Mackenzie, a global leader in commercial intelligence for the metals and mining industries, has stated that as a result of the industrialization and urbanization of China, they expect growth in demand for zinc to average 6% per year until 2020. For the rest of the world, they forecast demand to rise at a rate of 2.2% annually; so that on a global basis, zinc demand is expected to increase 4% annually until 2020.

Deficits will be driven by supply losses from several major mine closures in 2015. With supply growth restricted, zinc prices are expected to be stronger in 2015 and into 2016.

On the supply side, there has been a lack of investment in recent years in the exploration for, and development of, new zinc and lead projects, which has led to limited new sources of supply. In addition, a number of larger producers, notably the Brunswick mine in Canada, the Lisheen mine in Ireland and the Century mine in Australia, either have closed or are expected to shut down by the end of 2015 which should lead to reduced current mine supply. Over the long term, the pipeline of large-scale, development-ready, zinc-lead projects remains very thin and the market conditions should support above-average prices over the next several years. While it is possible that Chinese production could increase to fill the gap, much higher prices are needed to sustain these operations.

The long term outlook for the prices of both zinc and lead remains favourable, and the decline in the Canadian US dollar exchange rate improves these prices expressed in Canadian dollars.

OUTLOOK

Canadian Zinc’s focus for 2015 will be to continue to advance the Prairie Creek Mine towards production.

The ongoing underground diamond drilling program will be completed by approximately the end of June 2015. The underground diamond drilling is taking place from the three most northern 50 metre spaced drill stations located in the decline tunnel connecting to the 930m level portal.  Thirteen holes totaling 3,100 metres of coring have already been completed from the first two drill stations. The objective is to increase the life of the mine, especially in the higher grade vein mineralization, by converting part of the currently Inferred Resource to an Indicated category and by the discovery of new areas of mineralization in proximity to the mine workings.

The results of this drill program will then be incorporated into an updated mineral resource estimate, which will in turn be converted into an updated mineral reserve and revised mine plan. The underground program is also providing further valuable data on mining and hydrology to include in the detailed mine plan and be included as part of the optimization exercise.

The new mineral reserve estimate, revised mine plan, modified process flow-sheet and updated estimate of capital costs will form the basis of an updated preliminary feasibility study, which will also include evaluation of the integration of an all season road into the Prairie Creek Project. It is expected that this updated preliminary feasibility study will be completed later this year.

The adoption of an all season road, which would enable the transportation of both supplies and concentrates in smaller volumes spread throughout the year, has many financial implications, both in additional capital cost but also in potential savings and lower finance costs, that need to be further evaluated. The Company submitted its Developer’s Assessment Report in April 2015 with the objective of completing the all season road Environmental Assessment by the end of this year and permitting of the road in early 2016.

The development of the Prairie Creek Mine will require substantial additional financing. Canadian Zinc will continue to evaluate alternatives for raising the senior financing necessary to complete the development and construction of the Prairie Creek Mine. However the ability to raise financing is impacted by conditions beyond the control of the Company, including depressed commodity prices, continued uncertainty in the capital markets and the current lack of investor interest in the resource sector.

From discussions and investigations to date, while there is considerable interest on the part of financial and commodity institutions, particularly in the context of the positive outlook of the price of zinc, it has been indicated that the opportunity of raising bank debt financing for Prairie Creek would be enhanced with the production of a definitive or bankable feasibility study which would address all of the contingences in the required detail and help to manage or reduce the various risk factors. Following completion of the updated preliminary feasibility study, the Company will consider the benefits of continuing to work towards completion of a definitive feasibility study which could be required to support bank debt or other senior financing.

At March 31, 2015, the Company had working capital of $8.5 million and expects it will be able to meet its current commitments and continue its planned 2015 programs. Additional financing will be required in the short term to continue the development of the Prairie Creek Project.

SUMMARY OF QUARTERLY RESULTS

(Unaudited)			Net Income (Loss) per
Quarter ended	Investment Income	Net Income (Loss)	Common Share – basic and diluted
March 31, 2015	$ 48	$ (3,822)	$ (0.02)
December 31, 2014	67	(3,677)	(0.02)
September 30, 2014	38	(3,659)	(0.02)
June 30, 2014	28	(3,071)	(0.02)
March 31, 2014	36	(2,027)	(0.01)
December 31, 2013	46	(3,404)	(0.02)
September 30, 2013	42	(1,626)	(0.01)
June 30, 2013	6	2,792	0.02
	(thousands of Canadian dollars except per share amounts)

The Company sold a net smelter royalty in the second quarter of 2013 and completed equity financings in the third quarters of 2014 and 2013 which increased cash, cash equivalents and short-term investments and provided the Company with increased investment income. Investment income decreased in all other periods as the Company funded its operating activities. In addition, the rate of return for such investments has remained significantly low for all eight quarters.

The net losses in all quarters were significantly affected by the Company’s exploration and evaluation costs which, in accordance with the Company’s accounting policy, are expensed as incurred. The second quarter of 2013 was also significantly affected by the gain recorded on the sale of a net smelter royalty on the Prairie Creek Property. All quarters, except the third quarter of 2013 and the first quarter of 2014, were significantly affected by a loss in the fair market value of the Company’s investment in Vatukoula Gold Mines. The third quarter of 2013 was affected by a gain in the fair market value of the Company’s investment in VGM.

REVIEW OF FINANCIAL RESULTS

This review of the results of operations should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three month period ended March 31, 2015 and other public disclosure documents of the Company.

For the three month period ended March 31, 2015, the Company reported a net loss and comprehensive loss of $3,822,000 compared to a net loss and comprehensive loss of $2,027,000 for the three month ended March 31, 2014. Included in the loss for the current period, were exploration and evaluations costs of $3,846,000, compared to $1,605,000 for the comparable period.

Exploration and Evaluation Costs

For the three month period ended March 31, 2015, the Company expensed $3,688,000 on its exploration and evaluation programs at Prairie Creek compared to $1,239,000 for the three month period ended March 31, 2014. The overall increase in expenditures for the Prairie Creek Project was due to increased diamond drilling costs of $1,619,000 in the current quarter, with no comparable costs in the first quarter of 2014, as the Company continued the underground exploration program which began in the final quarter of 2014, partially offset by decreased mine planning and feasibility studies costs of $679,000 in the current quarter compared to $988,000 for the comparative quarter.

For the three month period ended March 31, 2015, the Company also expensed $158,000 on its exploration and evaluation properties in central Newfoundland compared to $366,000 for the comparative quarter.

Revenue and Investment Income

The Company does not generate any cash flows from operations. To date the Company has not earned any significant revenues other than interest and related investment income. Investment income for the three month period ended March 31, 2015 was $48,000 versus $36,000 for the comparative period. The increase is attributable to the overall increase in amounts available for investment during the three month period ended March 31, 2015 versus the comparative period.

Administrative Expenses

The Company recorded administrative expenses (excluding share-based compensation and depreciation) of $481,000 for the three month period ended March 31, 2015 compared to $549,000 for the previous three month period.

Share-Based Compensation

Share-based compensation was $nil for the three month period ended March 31, 2015 versus $12,000 for the comparative period.

Other Income (Expenses)

The Company did not report a charge against marketable securities for the three month period ended March 31, 2015 compared to a gain of $120,000 reported for the three month period ended March 31, 2014. The Company’s marketable securities have been designated as fair value through profit or loss by the Company.

LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES

At March 31, 2015, the Company had a positive working capital balance of $8,537,000 including cash and cash equivalents of $5,246,000, short term investments of $5,044,000 and marketable securities of $450,000 (for a total of $10,740,000).

At December 31, 2014, the Company had cash and cash equivalents of $8,792,000, short term investments of $5,023,000, marketable securities of $450,000, and a positive working capital balance of $12,353,000.

Cash inflows from financing activities was $nil for three month period ended March 31, 2015 versus $357,000 for the comparative period. During the comparable period 1,513,134 common shares were issued upon the exercise of stock options at exercise prices of $0.23 and $0.30 per common share for total proceeds of $357,000.

The Company’s accounts payable and accrued and other liabilities at March 31, 2015 were $2,871,000 compared to $2,140,000 as at December 31, 2014.

Canadian Zinc does not generate any cash flows from operations and has no income other than investment income. The Company relies on financings to fund its working capital requirements and planned exploration, development and permitting activities. The Company has sufficient cash and cash equivalents, short-term investments and marketable securities to continue as a going concern for the ensuing twelve months.

The ongoing operations of the Company are dependent on its ability to raise adequate financing. Additional financing will be required in the short term to continue the development of the Prairie Creek Project and in the longer term to put the Prairie Creek Mine into production. The ability to raise additional financing may be impacted by conditions beyond the control of the Company, such as continued uncertainty in the capital markets and depressed commodity prices, or such financing may not be available on a timely basis or on favourable terms. This is discussed in more detail in the “Risk Factors” section in this MD&A.

The Preliminary Feasibility Study completed in June 2012 estimated that, depending on final design and operating permit conditions, the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will aggregate $160 million plus a contingency of $33 million for a total of $193 million. Working capital upon commencement of production was estimated in the PFS to be $34 million plus a contingency of $7 million for a total of $41 million.

The Company is in the process of updating the estimate of capital costs to bring the Prairie Creek Mine into production and a revised estimate will be included in the updated preliminary feasibility study to be completed later in the year. The 2012 Preliminary Feasibility Study included an estimate of $12.8 million in respect of security deposits or financial assurance required to secure reclamation obligations arising under various surface leases, permits and licences. The new water licences and land use permits issued in 2013 together provide for the posting, in stages, of a total of approximately $20.4 million in respect of security deposits or financial assurance required to secure reclamation obligations. The Company is currently finalizing the design and cost estimates of a potential all season road for inclusion into the capital cost schedule of the Prairie Creek Project. Incorporation of an all season road for future operations would require significant additional capital costs which were not considered in the 2012 Preliminary Feasibility Study.

The following table reflects the Company’s aggregate contractual commitments as of March 31, 2015:

(thousands of Canadian dollars)	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligation (1)	367	121	246	-	-
Decommissioning Liability (2)	3,142	-	-	-	3,142
Total Contractual Obligations	3,509	121	246	-	3,142

(1) Represents obligations under operating leases for office space and equipment.
(2) The decommissioning liability obligation represents undiscounted costs which are anticipated to be predominantly incurred at the end of the life of the Prairie Creek Mine.

The table above does not include the annual fees related to the Company’s mining leases, surface leases and mineral claims which total approximately $45,000 per annum and property taxes of approximately $30,000 per annum.

FINANCING - USE OF PROCEEDS

During 2014, the Company completed an equity financing, which closed July 31, 2014, by way of a short form Prospectus dated July 23, 2014, raising gross proceeds of $15.8 million. The following table details how the net proceeds of the financing have been used up to March 31, 2015 compared to the anticipated use of the net proceeds set out in the Prospectus, including additional net proceeds derived from the sale of additional flow-through shares upon the exercise, in part, by the Underwriters of their over-allotment option.

	Net Use of Proceeds
	Prospectus	Actual
Prairie Creek Mine Development Programs	$8,000	$2,350
Exploration Programs	5,751	5,751
General and Administrative	722	722
Total	$14,473	$8,823
	(Unaudited, thousands of Canadian dollars)

The allocation of the net proceeds of the financing may be adjusted within the stated categories of expenditures above depending on, among other things, timing of receipt of required government approvals, availability of equipment and services, and general political and market conditions. Further, while the Company intends to use the net proceeds as stated above, there may be circumstances that are not known at this time where a reallocation of the net proceeds may be advisable for business reasons that management believes are in the Company's best interest.

OUTSTANDING SHARE DATA

As at the date of this MD&A, the Company has 218,047,709 common shares issued and outstanding. In addition, there are outstanding stock options and warrants for a further 5,093,800 and 16,908,360 common shares respectively.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as at the date of this MD&A.

TRANSACTIONS BETWEEN RELATED PARTIES

For the three month period ended March 31, 2015, the Company incurred rent expense in the amount of $6,000 with a corporation in which the Chairman of the Company is also a director, versus $6,000 for the comparative year. These transactions were within the normal course of business and have been recorded at amounts agreed to by the transacting parties. At March 31, 2015, $nil relating to amounts owing to related parties was included in accounts payable and accrued and other liabilities (December 31, 2014 - $2,000).

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. Actual results may differ from these estimates. The critical accounting estimates used in determining the Company’s financial results and position are listed below.

Decommissioning liability (environmental estimates)

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of exploration and evaluation assets and property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a provision for a decommissioning liability is recognized at its present value in the period in which it is incurred, which is generally when an environmental disturbance occurs or a constructive obligation is determined. Upon initial recognition of the liability, a corresponding amount is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using the unit of production method. Following the initial recognition of a decommissioning liability, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market-based discount rate and the amount or timing of the underlying cash flows needed to settle the obligation. Changes to estimated future costs are recognized in the consolidated statement of financial position by either increasing or decreasing the decommissioning liability and the decommissioning asset.

Various assumptions are used in determining the liability including current mine plans, future retirement costs and estimates of resources. The estimates used require extensive judgment as to the nature, cost and timing of the work to be completed and may change with future changes to cost structures, environmental laws and requirements and remediation practices employed. Management evaluates the decommissioning liability estimates at the end of each reporting period to determine whether the estimates continue to be appropriate.

The Company’s decommissioning liability of the Prairie Creek site, as it currently exists, is calculated as at March 31, 2015 to be $3,142,000 (December 31, 2014 - $3,142,000), being the estimated future net cash outflows of the reclamation and closure costs, including a 30% contingency and inflation of 2%, required to satisfy the obligations, settlement of which will occur subsequent to closure of the mine through to 2031. The discounted decommissioning liability is calculated using a risk free rate of 1.81% per annum (December 31, 2014 – 2.22%).

Reclamation and closure costs have been estimated based on the Company’s understanding of its current obligations under its existing surface leases, land use permits and Type “B” Water Licence for reclamation and closure of the Company’s Prairie Creek Mine site as it now exists with the current infrastructure. The Company will recognize an increased decommissioning liability for additional reclamation and closure costs upon undertaking future development, construction and mining activities. The new water licences and land use permits issued in 2013 together provide for the posting, in stages, of a total of approximately $20.4 million in respect of security deposits or financial assurance required to secure expected decommissioning liabilities.

Exploration and evaluation asset policy

Significant judgement must be exercised in determining when a project of the Company moves from the exploration and evaluation phase and into the development phase. The existence and extent of proven or probable mineral reserves; retention of regulatory permits and licences; the availability of development financing; current and future metal prices; and market sentiment are all indications leading to the Company’s project moving to the development phase. Exploration and evaluation costs are capitalized as deferred development expenditures and included within exploration and evaluation assets upon a project moving to the development phase. There are currently no projects that have moved to the development phase. The Company evaluates the status of each project at the end of each reporting period to determine the current phase of each project and whether to subsequently capitalize applicable costs.

Impairment of long-lived assets

The carrying value of property, plant and equipment at March 31, 2015 was $788,000 (December 31, 2014 - $782,000) and for exploration and evaluation assets was $5,770,000 (December 31, 2013 - $5,628,000).

The Company assesses at each date of the consolidated statement of financial position the carrying amounts of non-financial assets to determine whether there is an indication that those assets have suffered an impairment loss. If such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong.

Recoverable amount is the greater of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments for the time value of money and risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of comprehensive income or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized.

As at March 31, 2015, management carried out an impairment assessment and determined that, notwithstanding the Company’s history of losses, and based upon best estimates available, no impairment of the carrying value of exploration and evaluation assets was indicated.

In assessing the future estimated cash flows management uses various estimates including, but not limited to estimated future operating and capital costs as well as future commodity prices and estimates based upon indicated and inferred resources. By their very nature, there can be no assurance that these estimates will actually be reflected in the future construction or operation of a mine. The ultimate recoverability of amounts deferred for exploration and evaluation assets is dependent upon, amongst other things, obtaining the necessary financing to complete the development of, and obtaining the necessary permits to operate, a mine.

Company acquisitions

Identifying a purchase transaction as being a business combination or an asset purchase requires judgment regarding whether the set of assets acquired and liabilities assumed constitutes a business based on the particular circumstances.

Marketable securities

The Company measures the fair value of marketable securities not listed on a public stock exchange as a level 3 input under the fair value hierarchy using unobservable inputs for the asset including, but not limited to, risk and the performance of gold commodities and similar gold producing companies. The fair value measurement objective is to value an exit price at the measurement date from the perspective of a market participant that holds the asset and involves significant judgment. There is no assurance that the fair value assigned will be realized at any future date.

Share-based compensation

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 11 of the financial statements.

FINANCIAL INSTRUMENTS

Financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held-to-maturity, available-for-sale, loans and receivables or at fair value through profit or loss (“FVTPL”).

Financial assets classified as loans and receivables are measured at amortized cost less impairment. The Company has classified its other receivables as loans and receivables.

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through earnings. The Company has classified its cash and cash equivalents, short-term investments, marketable securities and other long-term assets as FVTPL. The Company designated its marketable securities as FVTPL upon initial recognition in accordance with an investment strategy that management uses to evaluate performance on a fair value basis.

Financial assets classified as held-to-maturity are measured at amortized cost. The Company has no financial assets classified as held-to-maturity.

Financial assets classified as available-for-sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary. The Company has no financial assets classified as available-for-sale.

Transaction costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or classified as other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequently, they are measured at amortized cost using the effective interest method. The Company has classified its accounts payable and accrued liabilities as other financial liabilities.

Financial liabilities classified as FVTPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as FVTPL. Fair value changes on financial liabilities classified as FVTPL are recognized through the consolidated statement of comprehensive income or loss. The Company has no financial liabilities classified as FVTPL.

The following table reflects the Company’s categories of financial instruments as at the specified date:

		March 31, 2015	December 31, 2014
Cash and cash equivalents	FVTPL	$5,246	$8,792
Short-term investments	FVTPL	5,044	5,023
Marketable securities	FVTPL	450	450
Other receivables	Loans and receivables	368	368
Other long-term assets	FVTPL	525	525
Accounts payable	Other financial liabilities	(2,573)	(1,303)
Accrued and other liabilities	Other financial liabilities	(298)	(837)

All financial instruments above, except marketable securities which is classified under the Level 3 fair value hierarchy; other financial liabilities; and loans and receivables, are classified under the Level 1 fair value hierarchy. As set out in Note 6 of the financial statements, the Company holds 12,573,380 shares in Vatukoula Gold Mines plc. (“VGM”). As June 30, 2014, VGM de-listed from the Alternative Investment Market (“AIM”). The investment is classified as a level 3 hierarchy. The valuation is based on comparable companies’ share price performance. A decrease or increase in the average share price of 5% would result in a decrease or increase in the value of VGM of $22,500.

Included in the income or loss for the three month period ended March 31, 2015, is investment income on the Company’s cash and cash equivalents and short-term investments. If interest rates had been 100 basis points (1%) lower (higher) then net income or loss would have been approximately $25,000 higher (lower). The Company does not have any debt obligations which expose it to interest rate risk.

The Company considers that the following financial assets are exposed to credit risk: cash and cash equivalents, short-term investments, marketable securities and other long-term assets. The total value of these items at March 31, 2015 is $11,265,000 (December 31, 2014 - $14,790,000). Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company does not currently generate any revenues from sales to customers nor does it hold derivative type instruments that would require a counterparty to fulfill a contractual obligation resulting in a credit risk. The Company seeks to place its cash and cash equivalents, short-term investments and restricted cash with reputable financial institutions. At March 31, 2015, the Company’s cash and cash equivalents, short-term investments and restricted cash were invested with three financial institutions.

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due. As at March 31, 2015, the Company had positive working capital of $8,537,000 (December 31, 2014 - $12,353,000). Given positive working capital, the Company believes it will be able to meet its current commitments. The Company believes it will be successful in obtaining the financings required to complete the development of the Prairie Creek Mine site and bring the mine into production as well as to meet ongoing corporate administration costs. However, there is a risk that the Company may not be able to secure adequate funding on reasonable terms, or at all.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislations is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filing, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding required disclosure.

As required under National Instrument 52-109, management advises that there have been no changes in the Company’s disclosure controls and procedures that occurred during the most recent interim period, being the three months ended March 31, 2015, that have materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures.

It should be noted that, while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures can prevent all errors or mistakes. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

RISK FACTORS

In conducting its business, Canadian Zinc faces a number of risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof. Investors are urged to review the discussion of risk factors associated with the Company’s business as set out in the Company’s Annual Information Form dated as of the date of this MD&A, as well as in the Company’s audited consolidated financial statements (under the headings “Nature of Operations and Going Concern” and “Significant Accounting Policies” and elsewhere within that document) for its most recently completed financial year, being the year ended December 31, 2014, and its other disclosure documents, all as filed on the SEDAR website at www.sedar.com.

Additional risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial may also impair the Company, and the Company's failure to successfully address any such risks and uncertainties could have a material adverse effect on its business, financial condition and/or results of operations, and the future trading price of its common shares may decline and investors may lose all or part of their investment. The risk factors outlined in this section and elsewhere in this MD&A should be carefully considered by investors when evaluating an investment in the Company.

The management of Canadian Zinc has sought to manage risks within its control using several key components:

Corporate Values: Canadian Zinc promotes its corporate values throughout the Company and has a written Code of Business Conduct and Ethics (the “Code”) that is distributed to all employees and signed by them to acknowledge receipt and compliance with the Code. A copy of the Code is available on the Company’s website and is also available at no charge upon written request.

Policies: Canadian Zinc maintains a set of corporate policies designed to provide guidelines and determine authority levels for certain transactions.

Internal Reporting: Canadian Zinc holds regularly scheduled board meetings and also provides reports, on a monthly basis, to the board of directors. The Company believes that the frequency of regular reporting and meetings, supplemented by additional meetings as needed, provides for effective and timely risk management and oversight.

Whistleblower System: Canadian Zinc has a system in place, using a third-party independent service provider, where employees or other interested stakeholders may report any potential ethical concerns. The reports can be made on a confidential basis and any concerns reported are received by the Chairman of the Audit Committee. Should a matter be reported, the audit committee has been empowered to seek assistance from any personnel it deems relevant and also external legal counsel. All employees receive a copy of the whistleblower policy upon commencing employment with Canadian Zinc and are required to acknowledge receipt thereof.

Though the following are major risk factors identified by management, they do not comprise a definitive list of all risk factors related to the Company’s business, financial condition and/or operating results.

Permitting, Environmental and Other Regulatory Requirements

The operations of Canadian Zinc require licences and permits from various governmental and regulatory authorities. Canadian Zinc holds all necessary licences and permits under applicable laws and regulations for the operation of the Prairie Creek Mine. Canadian Zinc believes that it is presently complying in all material respects with the terms of its current licences and permits. However, such licences and permits are subject to change in various circumstances. There can be no guarantee Canadian Zinc will be able to maintain all necessary licences and permits as are required to explore and develop its properties, including the Prairie Creek Property, commence construction or operation of mining facilities or properties under exploration or development.

The Prairie Creek Project is located in an environmentally sensitive and remote area in the Mackenzie Mountains of the Northwest Territories, within the watershed of the South Nahanni River. The South Nahanni River is considered to be of global significance, is highly valued as a wilderness recreation river and is a designated World Heritage Site. The South Nahanni River flows through the Nahanni National Park Reserve.

The Prairie Creek Property is encircled by the Nahanni National Park Reserve; however, an area of approximately 300 square kilometres immediately surrounding the Prairie Creek Mine is specifically excluded from the Park. In 2009 new legislation entitled “An Act to Amend the Canada National Parks Act to enlarge Nahanni National Park Reserve of Canada” was enacted, which also authorized the Minister of Environment to enter into leases, licences of occupation or easements over Nahanni Park lands for the purposes of a mining access road leading to the Prairie Creek Mine area, including the sites of storage and other facilities connected with that road. The Company has obtained permits from the Parks Canada Agency for the purposes of accessing the Prairie Creek Mine area. There can be no guarantee Canadian Zinc will be able to maintain all necessary permits on acceptable terms.

Canadian Zinc’s activities are subject to extensive federal, provincial, territorial and local laws and regulations governing environmental protection and employee health and safety. Canadian Zinc is required to obtain governmental permits and provide bonding requirements under federal and territorial water and mine regulations. All phases of Canadian Zinc’s operations are subject to environmental regulation. These regulations mandate, among other things, the maintenance of water and air quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner, which will require stricter standards and enforcement, increased fines and penalties for non-compliance, and more stringent environmental assessments of proposed projects. United Nations proposals for a global treaty on mercury, intended to result in reduced global emissions of mercury, may place restrictions on the production, use and international movement of mercury and mercury-containing wastes which may, if adopted, result in restrictions on shipment of concentrates or other mineral products containing by-product or trace mercury. There is no assurance that future changes in environmental laws or regulations, if any, will not adversely affect Canadian Zinc’s operations.

Environmental laws and regulations are complex and have tended to become more stringent over time. These laws are continuously evolving. Any changes in such laws, or in the environmental conditions at the Prairie Creek Property, could have a material adverse effect on Canadian Zinc’s financial condition, liquidity or results of operations. Canadian Zinc is not able to determine the impact of any future changes in environmental laws and regulations on its future financial position due to the uncertainty surrounding the ultimate form such changes may take. The Company does not currently consider that its expenditures required to maintain ongoing environmental monitoring obligations at the Prairie Creek Property are material to the results and financial condition of the Company. However, these costs could become material in the future and would be reported in the Company’s public filings at that time.

Although Canadian Zinc makes provision for reclamation costs, it cannot be assured that such provision is adequate to discharge its obligations for these costs. As environmental protection laws and administrative policies change, Canadian Zinc will revise the estimate of its total obligations and may be obliged to make further provisions or provide further security for mine reclamation costs. The ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain. Additional discussion on the impact of reclamation costs is included in this MD&A in the section “Critical Accounting Estimates”.

Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. The Company must obtain various regulatory approvals, permits and licences relating to the Prairie Creek Property and there is no assurance that such approvals will be obtained. No assurance can be given that new rules and regulations will not be enacted or made, or that existing rules and regulations will not be applied, in a manner which could limit or curtail production or development.

Regulatory approvals and permits are currently, and will in the future be, required in connection with Canadian Zinc’s operations. To the extent such approvals are required and not obtained; Canadian Zinc may be curtailed or prohibited from proceeding with planned exploration or development of its mineral properties or from continuing its mining operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that Canadian Zinc has been or will be at all times in complete compliance with all such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially adversely affect Canadian Zinc’s business, results of operations or financial condition. Environmental hazards may exist on the properties, including the Prairie Creek Property, on which Canadian Zinc holds interests which are unknown to Canadian Zinc at present and which have been caused by previous owners or operators of the properties.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Canadian Zinc and cause increases in exploration expenses, capital expenditures or production costs or require abandonment or delays in the development of mining properties.

The Prairie Creek Project has, on numerous occasions, experienced significant delays in obtaining permits and licences necessary for the conduct of its operations. If at any time permits essential to operations are not obtained, or not obtained in a timely manner, or are cancelled or revoked, there is a risk that the Company may not be able to operate a mine at the Prairie Creek Property.

Political and Legislative

Canadian Zinc conducts its operations in Canada and specifically in the Northwest Territories and the province of Newfoundland and Labrador. The Mackenzie Valley in the Northwest Territories of Canada is in an area which is claimed by the Dehcho First Nations as their traditional territory. The Dehcho have not settled their land claim with the Federal Government of Canada. The Dehcho and the Federal Government both claim legal title to this territory and legal title to the land remains in dispute. The Company’s operations are potentially subject to a number of political, legislative and other risks. Canadian Zinc is not able to determine the impact of political, legislative or other risks on its business or its future financial position.

Canadian Zinc’s operations are exposed to various levels of political, legislative and other risks and uncertainties. These risks and uncertainties include, but are not limited to, cancellation, renegotiation or nullification of existing leases, claims, permits and contracts; expropriation or nationalization of property; changes in laws or regulations; changes in taxation laws or policies; royalty and tax increases or claims by governmental, Aboriginal or other entities; retroactive tax or royalty claims and changing political conditions; government mandated social expenditures; governmental regulations or policies that favour or require the awarding of contracts to local or Aboriginal contractors or require contractors to employ residents of, or purchase supplies from, a particular jurisdiction or area; or that require that an operating project have a local joint venture partner, which may require to be subsidized; and other risks arising out of sovereignty or land claims over the area in which Canadian Zinc’s operations are conducted.

The mineral exploration, mine development, and proposed mining, processing activities of Canadian Zinc, and the anticipated production, transportation and sale of mineral concentrates are subject to extensive federal, territorial, international and local laws, regulations and treaties, including various laws governing prospecting, development, production, transportation taxes, labour standards and occupational health, mine safety, toxic substances including mercury, land use, water use and other matters. Such laws and regulations are subject to change and can become more stringent and costly over time. No assurance can be given that new laws, rules and regulations will not be enacted or that existing laws, rules and regulations will not be applied in a manner which could limit or curtail exploration, development, mining, processing, production and sale of concentrates. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a substantial adverse impact on Canadian Zinc.

There was a major change to the legislative and regulatory framework and regulations in the Mackenzie Valley between 1998 and 2000. There can be no assurance that these laws and regulations will not change in the future in a manner that could have an adverse effect on the Company’s activities and/or its financial condition. In 2007, the Federal Government announced the Northern Regulatory Improvement Initiative to improve the current regulatory regime in the north of Canada and in May 2010 announced an Action Plan to improve northern regulatory regimes, which anticipate changes to the current legislative framework and regulatory processes.

On April 1, 2014 The Northwest Territories Devolution Act which provides for the devolution of lands and resource management from the Government of Canada to the Government of the Northwest Territories (GNWT) came into force. Devolution in the Northwest Territories means the transfer of decision-making and administration for land and resource management in the NWT from the Government of Canada to the Government of the Northwest Territories. The Territorial government is now responsible for the management of onshore lands and the issuance of rights and interests with respect to onshore minerals and oil and gas. The GNWT now has the power to collect and share in resource revenues generated in the territory. The Northwest Territories Devolution Act includes certain amendments to the Mackenzie Valley Resource Management Act, which impose additional regulations and obligations on mining operations in the Mackenzie Valley.

In relation to Northwest Territories specifically, a number of policy and social issues exist which increase Canadian Zinc’s political and legislative risk. The Government of Canada and Government of the Northwest Territories are facing legal and political issues, such as land claims and social issues, all of which may impact future operations. This political climate increases the risk of the Government making changes in the future to its position on issues such as mining rights and land tenure, which in turn may adversely affect Canadian Zinc’s operations. Future government actions cannot be predicted, but may impact the operation and regulation of the Prairie Creek Mine. Changes, if any, in Government policies, or shifts in local political attitude in the Northwest Territories may adversely affect Canadian Zinc’s operations or business.

Canadian Zinc’s exploration, development and production activities may be substantially affected by factors beyond Canadian Zinc’s control, any of which could materially adversely affect Canadian Zinc’s financial position or results of operations. The occurrence of these various factors and uncertainties cannot be accurately predicted. The Company is not able to determine the impact of these risks on its business.

Financing and Going Concern

The successful development of the Company’s properties will depend upon the Company’s ability to obtain financing through private placement financing, public financing, the joint venturing of projects, bank financing or other means. Additional financing will be required in the short term to continue the development of the Prairie Creek Project and in the longer term to put the Prairie Creek Mine into production. There is no assurance that the Company will be successful in obtaining the required financing.

Securities of junior and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and global and market perceptions of the attractiveness of particular industries. The share price of Canadian Zinc is likely to be significantly affected by short-term changes in metal prices. Other factors unrelated to Canadian Zinc’s performance that may have an effect on the price of its shares include the following: the extent of analytical coverage available to investors concerning Canadian Zinc’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of common shares; the size of Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the common shares that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the Company’s shares at any given point in time may not accurately reflect Canadian Zinc’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Canadian Zinc may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Canadian Zinc does not currently generate any cash flow from its operations and will need to generate additional financial resources in order to fund its planned exploration and development programs and its corporate administration costs. There is a risk that additional financing will not be available to the Company on a timely basis or on acceptable terms. There are no assurances that the Company will continue to be able to obtain additional financial resources and/or achieve positive cash flows or profitability. Canadian Zinc has not achieved profitable operations, has an accumulated deficit since inception and expects to incur further losses in the development of its business. If the Company is unable to obtain adequate additional financing, the Company may be required to curtail operations and its exploration and development activities. Failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

The development and exploration of Canadian Zinc’s property will require substantial additional financing. The Preliminary Feasibility Study estimated that, depending on final design and operating permit conditions, the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will aggregate $160 million plus a contingency of $33 million for a total of $193 million. Working capital upon commencement of production is estimated to be $34 million plus a contingency of $7 million for a total of $41 million.

The Company is in the process of updating the estimate of capital costs for planned new facilities to bring the Prairie Creek Mine into production and a revised estimate will be included in the updated preliminary feasibility study to be completed later in the year. The PFS included an estimate of $12.8 million in respect of security deposits or financial assurance required to secure reclamation obligations arising under various surface leases, permits and licences. The new water licences and land use permits issued in 2013 together provide for the posting, in stages, of a total of approximately $20.4 million in respect of security deposits or financial assurance required to secure expected reclamation obligations. The Company is currently finalizing the design and cost estimates of a potential all season road for inclusion into the capital cost schedule of the Prairie Creek Project. Incorporation of an all season road for future operations would require significant additional capital cost which were not considered in the 2012 Preliminary Feasibility Study.

Failure to obtain sufficient financing or to post the financial assurance or security when required will result in delaying or indefinite postponement of exploration, development or production on Canadian Zinc’s property or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be favourable to Canadian Zinc.

Metal Prices and Marketability of Minerals

The market price of metals and minerals is volatile and cannot be controlled. Metal prices have fluctuated widely, particularly in recent years. If the price of metals and minerals should drop significantly, the economic prospects for the Prairie Creek Project could be significantly reduced or rendered uneconomic. There is no assurance that, a profitable market may exist for the sale of products, including concentrates from the Prairie Creek Project. Factors beyond the control of the Company may affect the marketability of minerals or concentrates produced. It is expected that the zinc concentrates to be produced from the Prairie Creek Mine will contain relatively high levels of mercury. United Nations proposals for a global treaty on mercury, intended to result in reduced global emissions of mercury, may place restrictions on the production, use and international movement of mercury and mercury-containing wastes which may, if adopted, result in restrictions on shipment of concentrates or other mineral products containing by-product or trace mercury.

The marketability of minerals is affected by numerous other factors beyond the control of the Company, including quality issues, impurities, deleterious elements, government regulations, royalties, allowable production and regulations regarding the importing and exporting of minerals, the effect of which cannot be accurately predicted.

Factors tending to affect the price of metals include:

•	The relative strength of the U.S. dollar against other currencies;

•	Government monetary and fiscal policies;

•	Expectations of the future rate of global monetary inflation and interest rates;

•	General economic conditions and the perception of risk in capital markets;

•	Political conditions including the threat of terrorism or war;

•	Speculative trading;

•	Investment and industrial demand; and

•	Global production and inventory stocks.

The effects of these factors, individually or in aggregate, on the prices of zinc, lead and/or silver is impossible to predict with accuracy. Fluctuations in metal prices may adversely affect Canadian Zinc’s financial performance and results of operations. Further, if the market price of zinc, lead and/or silver falls or remains depressed, Canadian Zinc may experience losses or asset write-downs and may curtail or suspend some or all of its exploration, development and mining activities.

Furthermore, sustained low metal prices can halt or delay the development of new and existing projects; reduce funds available for mineral exploration and may result in the recording of a write-down of mining interests due to the determination that future cash flows would not be expected to recover the carrying value.

Metal prices fluctuate widely and are affected by numerous factors beyond Canadian Zinc’s control such as the sale or purchase of such commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major mineral and metal producing countries throughout the world.

Future production, if any, from Canadian Zinc’s mining properties is dependent on mineral prices that are adequate to make these properties economic. The prices of metals have fluctuated widely in recent years, and future or continued serious price declines could cause continued development of and commercial production from Canadian Zinc’s properties to be impracticable. Depending on the price of metal, cash flow from mining operations may not be sufficient and Canadian Zinc may never commence commercial production and may lose its interest in, or may be forced to sell, its properties.

The Preliminary Feasibility Study on the Prairie Creek Project, completed in 2012, assumed levels of treatment charges, penalties and payability for all concentrates included in the economic analysis (including assumed penalties for mercury content) which were derived from a market study conducted by an independent third-party, however, no smelters or concentrate buyers have directly offered or confirmed the assumed treatment charges, penalties or payability. The zinc concentrates to be produced from the Prairie Creek Mine will contain relatively high levels of mercury. There can be no assurance that the assumed terms will be available to the Company.

In addition to adversely affecting Canadian Zinc’s reserve or resource estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. The need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Currency fluctuations may affect the costs that Canadian Zinc incurs at its operations. Zinc, lead and silver are sold throughout the world based principally on the U.S. dollar price, but operating expenses are incurred in currencies other than the U.S. dollar. Appreciation of the Canadian dollar against the U.S. dollar increases the cost of production in U.S. dollar terms at mines located in Canada.

Exploration and Evaluation

The business of exploring for minerals and mining involves a high degree of risk. There is no assurance the Company’s mineral exploration activities will be successful. Few properties that are explored are ultimately developed into producing mines. In exploring and developing its mineral deposits the Company is subjected to an array of complex economic factors and technical considerations. Unusual or unexpected formations, formation pressures, power outages, labour disruptions, flooding, explosions, cave-ins, landslides, environmental hazards, and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the conduct of exploration and development programs. Such risks could materially adversely affect the business or the financial performance of the Company.

There is no certainty that the expenditures made by Canadian Zinc towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore. The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Canadian Zinc will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Canadian Zinc not receiving an adequate return on invested capital.

A specific risk associated with the Prairie Creek Property is its remote location. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important factors, which affect capital and operating costs. Unusual or infrequent weather phenomena, government or other interference in the maintenance or provision of such infrastructure could adversely affect Canadian Zinc’s operations, financial condition and results of operations.

Mining operations generally involve a high degree of risk. Canadian Zinc’s mining operations will be subject to all the hazards and risks normally encountered in the development and production of minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Mining and milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

The figures for Mineral Reserves and Mineral Resources contained in this document are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves and Mineral Resources can be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond Canadian Zinc’s control. Such estimation is a subjective process, and the accuracy of any reserve and resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. In addition, there can be no assurance that mineral or metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Inferred mineral resources do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to measured and indicated mineral resources as a result of continued exploration.

Fluctuation in metal prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of any such resource or reserve estimate. The volume and grade of resources mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves or Mineral Resources, or of Canadian Zinc’s ability to extract these Mineral Reserves or Mineral Resources, could have a material adverse effect on Canadian Zinc’s results of operations and financial condition.

Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data which may prove to be unreliable. Future production could differ dramatically from reserve or resource estimates for many reasons including the following:

•	Mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
•	Declines in the market price of metals may render the mining of some or all of Canadian Zinc’s Mineral Reserves or Mineral Resources uneconomic;
•	Increases in operating mining costs and processing costs could adversely affect reserves or resources; and
•	The grade of reserves or resources may vary significantly from time to time and there can be no assurance that any particular level of metal may be recovered from the reserves or resources.

Any of these factors may require Canadian Zinc to reduce its Mineral Reserve or Mineral Resources estimates.

Insurance and Uninsured Risks

Canadian Zinc’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Canadian Zinc’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Canadian Zinc maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with the Company’s mining operations. Canadian Zinc may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Canadian Zinc or to other companies in the mining industry on acceptable terms. In particular, the Company is not insured for environmental liability or earthquake damage.

Canadian Zinc might also become subject to liability for pollution or other hazards which may not be insured against, or which Canadian Zinc may elect not to insure against, because of premium costs or other reasons. Losses from these events may cause Canadian Zinc to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Title Matters

Mining leases and surface leases issued to the Company by the Federal Government have been surveyed but other parties may dispute the Company’s title to its mining properties. The mining claims in which the Company has an interest have not been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt. These claims have not been converted to lease, and are, accordingly, subject to regular compliance with assessment work requirements. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.

While the Company has investigated its title to all its mining leases, surface leases and mining claims and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title and title may be affected by undetected defects. The validity and ownership of mining property holdings can be uncertain and may be contested. There are currently a number of pending Aboriginal or Native title or Treaty or traditional land ownership claims relating to Northwest Territories. The Company’s properties at Prairie Creek are subject to Aboriginal or Native land claims. Title insurance generally is not available, and Canadian Zinc’s ability to ensure that it has obtained secure title to individual mineral properties or mining concessions may be severely constrained. Canadian Zinc’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including Native land claims, and title may be affected by, among other things, undetected defects. No assurances can be given that there are no title defects affecting such properties.

Executives and Conflicts of Interest

Canadian Zinc is dependent on the services of key executives, including the President and Chief Executive Officer and the Vice President of Exploration and Chief Operating Officer of the Company, and a small number of other skilled and experienced executives and personnel. Due to the relatively small size of the Company, the loss of these persons or Canadian Zinc’s inability to attract and retain additional highly skilled or experienced employees may adversely affect its business and future operations.

Certain of the directors and officers of the Company also serve as directors and/or officers of, or have significant shareholdings in, other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving Canadian Zinc will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

To the extent that such other companies may participate in ventures in which Canadian Zinc may participate, the directors of Canadian Zinc may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for the approval of such participation or such terms.

From time to time several companies may collectively participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not Canadian Zinc will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Acquisitions

From time to time Canadian Zinc undertakes evaluations of opportunities to acquire additional mining assets and businesses. Any resultant acquisitions, such as those discussed in this MD&A, may be significant in size, may change the scale of Canadian Zinc’s business, and may expose Canadian Zinc to new geographic, political, operating financial and geological risks. Canadian Zinc’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, to acquire them on acceptable terms, and integrate their operations successfully with those of Canadian Zinc. Any acquisition would be accompanied by risks, such as a significant decline in metal prices; the ore body proving to be below expectations; the difficulty of assimilating the operation and personnel; the potential disruption of Canadian Zinc’s ongoing business; the inability of management to maximize the financial and strategic position of Canadian Zinc through the successful integration of acquired assets and businesses; the maintenance of uniform standards, control, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and business. In addition Canadian Zinc may need additional capital to finance an acquisition. Debt financing related to any acquisition will expose Canadian Zinc to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that Canadian Zinc would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Competition

The mining industry is competitive in all of its phases. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. Canadian Zinc faces strong competition from other mining companies in connection with the acquisition of properties, mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. Many of these companies have greater financial resources, operational experience and technical capabilities than Canadian Zinc. As a result of this competition, Canadian Zinc may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, Canadian Zinc’s operations and financial condition could be materially adversely affected.

Requirements of the Sarbanes-Oxley Act and Similar Canadian Regulations

Since 2007, the Company has documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”), which requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation by the Company’s independent auditors addressing internal controls over financial reporting.

Due to its size, its limited staff resources and financial constraints, the Company is exposed to certain potential deficiencies in its internal controls over financial reporting. If the Company is unable to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time; the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s inability to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its consolidated financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any inability to implement required new or improved controls, or difficulties encountered in their implementation, could impact the Company’s operating results or cause it to be unable to meet its reporting obligations. Future acquisitions (if any) may provide the Company with challenges in implementing the required processes, procedures and controls in the acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to develop, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to enhance its internal controls over financial reporting. Although the Company will be required to devote substantial time and will incur substantial costs, as necessary, in an effort to ensure ongoing compliance, the Company cannot be certain that it will be successful in continuing to comply with Section 404 of SOX.

History of Losses and No Assurance of Profitable Operations

The Company has incurred losses since inception of $105,075,000 through March 31, 2015, which includes $76,443,000 of exploration and development expenditures on the Prairie Creek property and central Newfoundland properties which have been expensed in accordance with the Company’s accounting policies. There can be no assurance that the Company will be able to operate profitably during future periods. If the Company is unable to operate profitably during future periods, and is not successful in obtaining additional financing, the Company could be forced to cease its exploration and evaluation programs and mine development activities as a result of insufficient cash resources.

Shareholder Dilution

As of March 31, 2015, there were 218,047,709 common shares outstanding. As of March 31, 2015, the Company had 5,093,800 share purchase options and 16,908,360 warrants outstanding allowing the holders to purchase 22,002,160 common shares. Directors and officers of the Company hold 3,900,000 of these share purchase options, contractors and employees of the Company hold 1,193,800 share purchase options and third-party entities hold 16,908,360 share purchase warrants.

As of May 14, 2015, there were 218,047,709 common shares outstanding and the Company had 1,033,800 share purchase options and 16,908,360 warrants outstanding allowing the holders to purchase 17,942,160 common shares. The exercise of all of the existing share purchase options and warrants would result in percentage ownership dilution to the existing shareholders.

Potential Future Equity Financings

The Company has used equity financing in order to meet its needs for capital and may engage in equity financings during future periods. Subsequent issuances of equity securities or securities convertible into or exchangeable or exercisable for equity securities would result in further percentage ownership dilution to existing shareholders and could depress the price of the Company’s shares.

DIVIDENDS AND DISTRIBUTIONS POLICY

No dividends have been paid by the Company to date. The Company anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business and the Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

ADDITIONAL INFORMATION

Additional information relating to the Company, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under equity compensation plans, is contained in the Company's information circular for its most recent Annual Meeting of Shareholders that involved the election of directors, which may be found on SEDAR at www.sedar.com. Information is also available through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov.